FOR IMMEDIATE RELEASE: May 25, 2010	PR 10-09

Atna Announces Positive Preliminary Economic Assessment
for the Columbia Gold Project

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN, OTCBB:ATNAF) is pleased to announce the completion of an NI 43-101 compliant Preliminary Economic Assessment (PEA) for the Columbia Project, located near Lincoln, Montana. Results demonstrate favorable economic returns using the current three year trailing average price of gold and silver.  Exception economic returns are shown using current metal prices.

Columbia Project Highlights

•
Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life at an estimated cash cost of $639 per ounce of gold, net of by product credits.

•	Pre-tax discounted Net Present Value (NPV) at $900 per ounce of gold and $15 per ounce of silver of $51 million at discount rate of five percent, giving an Internal Rate of Return (IRR) of 16 percent.
•	Using a current gold price of $1,190 per ounce of gold and $18 per ounce of silver the NPV and IRR increase to $181 million and 39 percent IRR.
•	Estimated capital expenditures of US$72.2 million and a payback of 4.9 years at $900 gold and $15 silver, or 3.1 years at today’s prices.

“The PEA clearly demonstrates the potential for significant positive economic returns from developing the Columbia Mine project. Several critical items included in this study can be optimized resulting in potential cost reductions and potentially increasing gold ounces produced. This study demonstrates the quality of this resource base to Atna and provides solid justification for moving forward with a feasibility study and permitting for the project,” states James Hesketh, President & CEO.

The PEA contemplates a conventional open pit mining operation with sequential pit backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate.  Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The PEA developed a number of recommendations for future work.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.

•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.

•	An evaluation of the permitting risk of the project.

•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.

•	Feasibility and project optimization studies.

The project’s geologic model is presently being updated to incorporate detailed geologic information to assist in proper placement of drillholes for metallurgical sampling. Metallurgical and geotechnical drilling and testing is planned for later this year. Ongoing work at the site includes data collection for use in baseline environmental studies.

 Preliminary Economic Sensitivity Results (1)(2)(3)

Gold Price	Net Present Value	LOM cash Flow	Internal	Payback
($US/oz)	(US$ million)	(US$ million)	Rate of return	(Years)
	Discount Rate 5%

$800	4.5	30.8	6%	6.9
$900	49.3	91.3	16%	4.9
$1,000	94.0	151.8	25%	3.9
$1,100	138.8	212.4	32%	3.4
$1,200	183.6	272.9	39%	3.0
$1,300	228.3	333.4	46%	2.7
(1) Preliminary economics are reported on a pre-tax basis
(2) Assumes $15.00 silver price in all cases.
(3) Operating costs held constant

Preliminary Mine Plan

Year	Ore Tons	Gold Grade	Silver Grade	Receovered	Recovered	Waste Tons	Strip
	(1,000)	(oz/ton)	(oz/ton)	Gold (oz)	Silver (oz)	(1,000)	Ratio
1	801	0.044	0.183	31,207	58,853	6,201	7.7
2	1,750	0.040	0.133	61,978	93,570	5,264	3.0
3	1,849	0.042	0.103	69,512	76,744	5,534	3.0
4	1,751	0.053	0.174	81,586	122,711	5,325	3.0
5	1,750	0.052	0.176	80,249	124,152	5,288	3.0
6	1,751	0.049	0.161	76,375	113,416	4,486	2.6
7	1,750	0.053	0.170	82,626	119,891	4,394	2.5
8	1,750	0.051	0.116	79,588	81,793	4,531	2.6
9	1,742	0.041	0.111	63,696	77,586	2,557	1.5

Key Project Parameters - Preliminary

Life of Mine
Estimate Gold Contained in Pit (oz.)	706,000
Estimate Silver Contained in Pit (oz.)	2,158,000
Recoverable Gold (oz.)	626,000
Recoverable Silver (oz.)	869,000
Average Gold Recovery	89%
Average Silver Recovery	40%
Life of Mine (Years)	9
Overall Strip Ratio	3.1
Capital Including Contingency ($ million)	72.2
Operating Cost Including Contingency ($/ton ore)	20.26
Average LOM Unit Site Cost ($/oz)	359
Average LOM Total Cash Cost ($/oz)	639
Average LOM Full Cost ($/oz)	755
Contingency
Mine	10%
Plants & Infrastructure	20%
Operating Cost	15%
Plant Capacity (tons per day)	5,000
Pit Slope Angles (degrees)	45

Columbia Mineral Resource Estimate (1)(2)

Classification	Tons (x1,000)	Gold Grade (oz/ton Au)	Contained Ounces Gold	Silver Grade (oz/ton Ag)	Contained Ounces Silver

Measured	5,370	0.047	254,450	0.155	831,100
Indicated	11,294	0.043	487,230	0.116	1,304,380
Measured + Indicated (1)	16,665	0.045	741,680	0.128	2,135,480

Inferred	10,705	0.042	453,570	0.097	1,035,790

(1)	Rounding may cause totals to not precisely add up.
(2)	Reported at a cut-off grade of 0.020 oz/ton Au

The resource estimate is based on 337 drill holes totaling 146,973 feet of drilling and 12,538 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. Gold and silver occurs with quartz-pyrite mineralization in several low-sulfidation, epithermal, quartz-adularia vein swarms. The vein systems are focused along north to northwest-trending faults and in stockwork and breccia flooding adjacent to the principal shears. The gold mineralized structures generally dip west and are up to 150 feet wide.

Qualified Persons
This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. The resource estimate and PEA disclosed in this press release was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person. All mineral resource estimates were prepared utilizing standard industry software and resource estimation methodologies.

Definitions used in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

 For additional information on Atna Resources, the Columbia Project, and Atna’s other development projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from developing mining operations at the Columbia Gold Project, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from Atna or found online at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com